August 31, 2005
BY EDGAR
Mr. George F. Ohsiek, Jr.
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	O2Diesel Corporation Form 10-KSB for Fiscal Year Ended December 31, 2004 Filed March 31, 2005 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 File No. 1-32228
     Dear Mr. Osheik,
     I am writing in response to your letter dated August 11, 2005 concerning O2Diesel Corporation’s (the “Company”) Form 10-KSB for fiscal year ended December 31, 2004 (“Form 10-K”) and Form 10-QSB for fiscal quarter ended March 31, 2005 (“Form 10-QSB,” and together with Form 10-KSB, the “Previous Filings”). For your convenience, the numbered responses below correspond to the numbered comments in your letter.
1.	“You filed a Form 8A-12B on June 23, 2004 at which time your file number changed. Please revise the Commission file number to 001-32228.”

We note the Staff’s comment and will use file number 001-32228 when we amend our Previous Filings and for all our future filings.

2.	“Please revise your disclosures in your Form 10-KSB and subsequent Form 10-QSB to identify any changes in your internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Your current reference to “no material changes” is not sufficient in this regard. See Item 308(c) of Regulation S-B for guidance.”

The disclosures have been revised on our Form 10-QSB for the quarter ended June 30, 2005, filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2005. We propose to revise this disclosure in our Previous Filings as follows:

“EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. O2Diesel’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of O2Diesel’s disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Exchange Act) as of the end of the period covered by this report (the “Evaluation Date”). Based on such evaluation, such officers have concluded that, as of the Evaluation Date, O2Diesel’s disclosure controls and procedures are effective.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING. During the most recent fiscal quarter, there have not been any significant changes in the

Company’s internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect internal controls over financial reporting.”

3.	“You charged off approximately $26,000 of sales during 2004 to support tests of fuel by your customers. In light of the significance of the charge off to your annual sales and the apparent contingencies associated with the sale of your product, tell us how you support your initial revenue recognition for these transactions. Please explain your accounting with reference to SAB 104. We may have further comments.”

In accordance with SAB 104, the Company recognizes revenue when the four basic criteria of revenue recognition are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable, and collection is reasonably assured. The $26,000 of sales which were subsequently written-off met these criteria at the time the revenue was recorded.

Approximately $12,000 of the sales relates to a customer who had accepted title to the goods. The customer had in fact utilized the goods in its own operations in the past and fully expected to use the product which was ordered and accepted. The terms of the sale required payment to be made within 30 days. The customer had previously paid for similar goods upon taking title and thus collection was deemed to be reasonably assured upon delivery of the goods and transfer of title. The customer ultimately did not pay the amount noted because of broader issues associated with the expansion of the program throughout its customer’s fleet of vehicles.

The remaining $14,000 of sales that were ultimately written-off related to another customer that had intended on using the additive at a particular military base. The terms of the sale required payment to be made within 30 days. Subsequent to the delivery of the goods and transfer of title to the customer, the work necessary to prepare certain military vehicles was delayed due to the inability to source peripheral equipment known as flame arrestors. In addition, an environmental permit was required to begin using the product at this military base, and receipt of this permit was delayed for many months. The customer ultimately did not pay for the goods delivered and a charge was taken to reflect the write-off of the related account receivable.

4.	“Your disclosures state that revenue is recognized upon the passage of title of the product to the customer, but you do not state when title transfer occurs or who assumes risk of loss during shipment. Please explain to us how your accounting policy complies with the delivery and performance requirements of Topic 13:A of SAB 104. If your shipping terms determine risk of loss and/or title transfer, you should disclose such terms in your future filings. Please also tell us when title transfers to the customer and who assumes risk of loss if the product is damaged during shipment to the customer. Please also revise your disclosures to clarify how your policy complies with GAAP if/when revenue is recognized prior to delivery of the product to the customer.”

Current shipping terms are not specific with regard to transfer of title, however, the Company does not believe that title transfers until the goods reach their destination as that is when the customer accepts risk of loss. We will revise the related disclosures in the amendments to our Previous Filings that we anticipate filing in response to the Staff’s comments to be more definitive with regard to this topic. The revised disclosure is anticipated to read as follows:

“Revenue from sales of product is recognized and recorded upon the passage of title of the product to the customer. Sales of the Company’s product may also be made by its non-exclusive sales agent for the Untied States and Canada. The Company is to be paid its manufacturing cost plus a share of the gross profit realized by the non-exclusive sales agent on these sales from each sale to the end user. The Company will record revenue earned in these cases upon notification of a completed sale to the end user. In all cases, transfer of title is not deemed to have taken place until the product is received by the end user. Accordingly, revenue is not recognized until the end user bears the risk of loss which is deemed to take place upon delivery of the product and transfer of title.”

5.	“Based on your discussion in MD&A of the CityHome program it appears that you recognize revenue net of the incremental costs of O2Diesel and administration costs. We assume that you act as a broker of advertising space in these transactions and therefore are not the primary obligor in the arrangement. If our assumptions are incorrect, please tell us your basis in GAAP for recognizing sponsorship fees on a net basis. Recording revenues on a net basis in accordance with EITF 99-19 contemplates recording the amount billed to the customer less the amount paid to the supplier. Please explain how the netting of both incremental costs of O2Diesel and administration costs against sponsorship fees in supported by GAAP. Also, tell us what consideration you have given to presenting net revenues from sponsorship arrangements and project revenues separately. Please refer to paragraph 19 of EITF 99-19. Please revise your disclosure to discuss your policies for recognizing revenues from CityHome transactions.”

We are the primary obligor in the advertising arrangement. The transit authority allocates the advertising space to O2Diesel in exchange for us making it possible for it to be provided with our product at price that is below our normal pricing. We then sell the advertising space to independent third parties and pay the direct cost associated with providing the advertising. Accordingly, we recognize the revenue on a gross basis based upon the amount billed to the independent third party in accordance with EITF 99-19. The incremental costs to the Company and the administration costs are recorded in the related expense line item in our statement of operations. We acknowledge that the discussion of this matter in our MD&A may have led to some confusion regarding the related accounting. Accordingly, we will revise the discussion in the MD&A to ensure that it is more consistent with our accounting policy. Such revision will be made in the amendments to our Previous Filings that we anticipate filing in response to the Staff’s comments.

6.	“Your policy disclosure indicates that you may sell your product through exclusive sales agents for which you are paid a share of the gross profit realized on sales to the end customer. Please clarify for us whether revenue is recognized gross or net in these situations and why. Revise your disclosure accordingly.”

The sale of product through exclusive sales agents is analogous to a consignment sale. The price of the product to the sales agent is dependent upon the selling price to the end users and the sales agent is not required to compensate us for the product until the sale to the end user is consummated. Upon completion of the sale to the end user which takes place upon delivery to the end user and transfer of title to such party, the sales agent is obligated to pay us the price based upon a formula which is based upon the selling price to the end user. Revenue on such sales to the exclusive sales agent is recorded gross at the price determined by this formula as we bear the collection risk as it relates to the sales between us and the sales agent. We do not reflect the sales agent’s mark-up to the end customer as the sales agent bears the risk of loss as it relates to that sale.

We will revise the related disclosures in the amendments to our Previous Filings that we anticipate filing in response to the Staff’s comments to be more clear with regard to this topic. The revised disclosure is anticipated to read as described in response to comment No. 4 above.

7.	“Please tell us the nature of the items included in Investor Relations. Revise your note disclosure here and in future filings to describe the specific nature of material line items when not otherwise obvious to the reader.”

The items included in accrued Investor Relations at December 31, 2004 includes: $150,000 related to an outsourcing contract associated with managing our investor relation activities, and $101,000 related to amounts due to a financial advisor for assistance in raising capital. We will revise the related disclosures in the amendments to our Previous Filings that we anticipate filing in response to the Staff’s comments to be more clear as it relates to the nature of these accrued items. We anticipate that the disclosure would indicate that $150,000 of the accrued expenses were related to an investor relations outsourcing contract and that $101,000 were related to costs associated with raising capital.

8.	“Please tell us how you accounted for the Series A and B Convertible Preferred Stock upon issuance. Please also include a discussion of any consideration given to EITF 98-5. In this regard we note that the conversion terms contemplate the issuance of a number of common shores whose intrinsic value at each issuance date exceeds the proceeds received for each offering.”

At the time of the issuance of our preferred stock we did not allocate any proceeds from the issuance to the beneficial conversion. Upon further review of EITF 98-5 and 00-27, we have concluded that the intrinsic value of the conversion feature at the date of issuance as defined by the EITF exceeded the proceeds received from the issuance of the Series A and Series B Convertible Preferred Stock. Accordingly, we will amend our Forms 10-QSB and 10-KSB filed since the date of issuance to reflect the allocation of the proceeds as additional paid-in capital and to recognize the discount resulting from the allocation of the proceeds to the beneficial conversion feature as a return to the preferred shareholders over the minimum period from the date of issuance to the earliest conversion date (i.e., two years from issuance) using the effective yield method. Such return will be reflected as a deemed dividend on our statement of operations and it will increase the net loss attributable to the common shareholders.

9.	Please amend your Form 10-KSB for the year ended December 31, 2004 to revise your certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-B.

We propose to revise our Exhibits 31.1 and 31.2 to Form 10-KSB as attached hereto as Attachment A.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     I believe that this letter is responsive to the Staff’s comments. If I can be of assistance in facilitating your review of this letter, please contact the undersigned at (302) 266-6000.

Sincerely, /s/ Alan R. Rae Alan Rae Chief Executive Officer

Attachment A
Exhibit 31.1
CERTIFICATIONS OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Alan Rae as Chief Executive Officer, certify that:
1. I have reviewed this report on Form 10-KSB of O2Diesel Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
4. The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:
(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)[omitted pursuant to the guidance of Release No. 33-8238 (June 5, 2003)];
(c)Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, small business issuer’s internal control over financial reporting; and
5. The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):
(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and
(b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.
Date: March 30, 2005
/s/ Alan R. Rae
Alan R. Rae
Chief Executive Officer

Exhibit 31.2
CERTIFICATIONS OF THE CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, David Koontz as Chief Financial Officer, certify that:
1. I have reviewed this report on Form 10-KSB of O2Diesel Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
4. The small business issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:
(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)[omitted pursuant to the guidance of Release No. 33-8238 (June 5, 2003)];
(c)Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, small business issuer’s internal control over financial reporting; and
5. The small business issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the small business issuer’s auditors and the audit committee of small business issuer’s board of directors (or persons performing the equivalent functions):

(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and
(b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.
Date: March 30, 2005
/s/ David Koontz
David Koontz
Chief Financial Officer